Tournigan Energy Ltd.

2008

SECOND QUARTER REPORT

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 SECOND QUARTER REPORT

Consolidated Balance Sheets
(expressed in Canadian dollars)

	Unaudited	Audited
	March 31,	September 30,
	2008	2007
	$	$
ASSETS
Current
Cash	21,725,784	32,413,085
Accounts receivable (Note 11)	2,313,103	790,452
Marketable securities (Note 4)	133,890	408,743
Prepaid expenses and deposits	109,848	191,072
	24,282,625	33,803,352

Restricted Deposits	955,947	926,559
Property and Equipment	858,576	745,881
Exploration Properties (Note 5)	40,541,749	33,153,831
Deferred Reorganization Costs	130,413	108,793
	66,769,310	68,738,416

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (Note 11)	2,744,986	3,170,464

Asset Retirement Obligations	1,033,498	985,692

Shareholders' Equity
Share Capital (Note 6)	108,349,416	107,058,860
Contributed Surplus (Note 7)	8,050,295	7,826,366
Accumulated Other Comprehensive Income (Note 8)	(149,182)	125,671
Deficit	(53,259,703)	(50,428,637)
	62,990,826	64,582,260
	66,769,310	68,738,416
Subsequent Events (Note 12)

On behalf of the Board:

"Michael Hopley"	Director	"James Walchuck"	Director

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 SECOND QUARTER REPORT

Consolidated Statements of Loss and Deficit
(Unaudited - expressed in Canadian dollars except number of shares)

	Three Months Ended		Six Months Ended
	March 31,	February 28,	March 31,	February 28,
	2008	2007	2008	2007
	$	$	$	$
EXPLORATION PROPERTY COSTS
Exploration property costs written-off (Note 5)	–	–	344,317	–
Property investigations	49,485	322,203	117,323	688,213
Accretion on asset retirement obligation	3,271	–	6,289	–
	(52,756)	(322,203)	(467,929)	(688,213)
EXPENSES
Employee salaries and fees to directors and contractors	451,857	401,911	901,727	853,093
Stock-based compensation	380,503	913,485	689,093	1,559,034
Public, government and investor relations	255,445	68,053	538,472	138,992
Administration	160,307	156,753	331,545	340,211
Audit, legal and other professional fees	135,367	37,020	328,245	120,046
Travel	121,459	114,455	283,305	187,253
Regulatory fees	57,513	73,286	62,520	80,062
	(1,562,451)	(1,764,963)	(3,134,907)	(3,278,691)
OTHER INCOME
Interest income	238,030	403,319	568,957	850,412
Recovery of office relocation costs (Note 11)	–	–	142,225	–
Foreign exchange gains	117,835	38,054	60,588	145,227
Gain on sale of marketable securities	–	16,044	–	16,044
	355,865	457,417	771,770	1,011,683
NET LOSS	(1,259,342)	(1,629,749)	(2,831,066)	(2,955,221)
Deficit, Beginning of Period	(52,000,361)	(44,475,138)	(50,428,637)	(43,149,666)
Deficit, End of Period	(53,259,703)	(46,104,887)	(53,259,703)	(46,104,887)
Basic and Diluted Loss Per Share	(0.01)	(0.02)	(0.02)	(0.03)
Weighted Average Number of Outstanding Shares	122,285,591	112,798,702	122,597,859	112,498,522

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 SECOND QUARTER REPORT

Consolidated Statement of Comprehensive Loss
(Unaudited - expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31,	February 28,	March 31,	February 28,
	2007	2007	2007	2007
	$	$	$	$
Net loss for the period	(1,259,342)	(1,629,749)	(2,831,066)	(2,955,221)
Unrealized losses on available-for-sale investment (Note 8)	(170,372)	(40,614)	(274,853)	(164,996)
Reclassification adjustment for gains included in net loss	–	(6,160)	–	(6,160)
Comprehensive loss for the period	(1,429,714)	(1,676,523)	(3,105,919)	(3,126,377)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 SECOND QUARTER REPORT

Consolidated Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31,	February 28,	March 31,	February 28,
	2008	2007	2008	2007
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,259,342)	(1,629,749)	(2,831,066)	(2,955,221)
Items not affecting cash:
Stock-based compensation expense	380,503	913,485	689,093	1,559,034
Exploration property costs written-off	–	–	344,317	–
Amortization	26,925	14,229	50,516	25,981
Foreign exchange loss	10,529	–	12,129	–
Accretion on asset retirement obligation	3,271	–	6,289	–
Gain on sale of marketable securities	–	(16,044)	–	(16,044)
	(838,114)	(718,079)	(1,728,722)	(1,386,250)
Net changes in operating working capital:
Accounts receivable	63,283	(30,606)	(51,918)	(42,063)
Prepaid expenses and deposits	(21,902)	32,465	84,129	143,739
Accounts payable and accrued liabilities	(345,490)	(132,370)	(386,409)	229,176
	(1,142,223)	(848,590)	(2,082,920)	(1,055,398)
CASH FLOWS FROM INVESTING ACTIVITIES
Exploration property expenditures	(3,684,130)	(2,846,914)	(8,617,849)	(5,121,285)
Purchase of property and equipment	(38,428)	(48,420)	(355,494)	(178,129)
Short-term investments, net	–	2,951,226	–	5,373,858
Proceeds on disposal of property and equipment	50,000	–	50,000	–
Proceeds on sale of marketable securities	–	27,244	–	27,244
	(3,672,558)	83,136	(8,923,343)	101,688
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital	–	1,023,698	427,085	1,880,937
Deferred reorganization costs	(7,620)	–	(108,123)	–
	(7,620)	1,023,698	318,962	1,880,937
Increase (decrease) in cash during the period	(4,822,401)	258,244	(10,687,301)	927,227
Cash, beginning of period	26,548,185	1,332,435	32,413,085	663,452
Cash, end of period	21,725,784	1,590,679	21,725,784	1,590,679

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the period for interest	1,549	3,101	2,456	6,402
Cash paid during the period for income taxes	-	-	-	-

NON-CASH TRANSACTIONS (NOTE 10)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2008 and for the three and six month periods then ended
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Energy Ltd. (the "Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. The Company’s principal business activity is the sourcing, exploration and development of mineral properties. On May 6, 2008 the Company changed its name from Tournigan Gold Corporation. In March 2008 the Company continued its incorporation into the Province of British Columbia from the Yukon.

Although existing cash resources are currently expected to provide sufficient funds through the upcoming fiscal year, the capital expenditures required to achieve planned principal operations are substantial. As a result, the Company will be required to seek additional financing.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These unaudited interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s consolidated financial statements for the 13 months ended September 30, 2007 (the "Annual Financial Statements"), except as described in Note 3. These interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for fair presentation have been included. Operating results for these interim periods are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 2008. The majority of exploration costs are incurred in the months of April to October due to seasonal weather conditions in the Northern Hemisphere.

The Company changed its year end to September 30 from August 31, effective September 30, 2007. Certain of the prior period’s figures have been reclassified to conform to the current period’s presentation. Such reclassification is for presentation purposes only and has no effect on previously-reported results.

3. ADOPTION OF NEW ACCOUNTING STANDARDS

Effective October 1, 2007, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a) Accounting Changes (Section 1506)

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information.

b) Capital Disclosure (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2008 and for the three and six month periods then ended
(expressed in Canadian dollars)

3. ADOPTION OF NEW ACCOUNTING STANDARDS (cont’d)

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In the order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities or return capital to its shareholders. The Company is not subject to externally imposed capital requirements.

c) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risk and marketing risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

i)

Disclosures

The Company’s financial instruments consist of cash, accounts receivable, marketable securities, deposits, restricted deposits, accounts payable and accrued liabilities.

Cash and restricted deposits are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income. Certain restricted deposits have been designated as held-to-maturity. Marketable securities are designated as available-for-sale and carried at fair value, with the unrealized gain or loss (Note 8) recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net loss when they are sold.

The fair values of cash, accounts receivable, deposits, account payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. The fair values of restricted deposits and marketable securities are determined directly by reference to quoted market prices.

ii)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company manages its credit risk through its counterparty ratings and credit limits. The Company is mainly exposed to credit risk on its bank accounts, accounts receivable and restricted deposits. Bank accounts are primarily with Canadian Schedule 1 banks with a $20 million counterparty credit limit. Accounts receivable include $1,918,982 of value added taxes receivable from government agencies. Accounts receivable also include $229,875 due from a related party (Note 11). Restricted deposits are with US banks and are fully insured by the US Federal Deposit Insurance Corporation ("FDIC").

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2008 and for the three and six month periods then ended
(expressed in Canadian dollars)

3. ADOPTION OF NEW ACCOUNTING STANDARDS (cont’d)

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is primarily invested in business accounts which are available on demand.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk and interest rate risk.

Foreign currency risk - The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna, the US Dollar, the British Pound and the Euro. The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are incurred mainly in Canadian dollars.

As at March 31, 2008, the Company’s significant exposures to foreign currency risk, based on balance sheet values, were to the Slovakian Koruna and the US Dollar.

	SKK	US $

Cash	9,559,000	26,751
Account receivable	39,640,000	9,018
Prepaids & deposits	649,000	–
Restricted cash	–	930,000
Account payable and accruals	(32,188,000)	(254,771)
Asset retirement obligations	(1,556,000)	(930,000)
Net assets (liabilities)	16,104,000	(219,002)

The following sensitivity analyses assume all other variables remain constant and are based on the above net exposures. A 10% appreciation or depreciation of the Slovakian Koruna vis-a-vis the Canadian Dollar would result in a $80,000 increase or decrease, respectively, in net income and shareholders’ equity. A 10% appreciation or depreciation of the US Dollar vis a vis the Canadian Dollar would result in a $23,000 decrease or increase, respectively, in net income and shareholders’ equity.

Interest rate risk - The Company’s bank accounts earn interest income at variable rates while restricted deposits earn a fixed rate over less than a six-month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

Equity price risk - The Company’s marketable securities are equity instruments whose carrying values change with general market and company-specific conditions. The Company does not actively trade in marketable securities.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2008 and for the three and six month periods then ended
(expressed in Canadian dollars)

4. MARKETABLE SECURITIES

	March 31,	September 30,
	2008	2007
	$	$

Condor Resources PLC	111,014	362,587
Cronus Resources Ltd. (formerly Sunrise Minerals Inc.)	8,930	16,450
New Cantech Ventures Inc.	8,500	17,000
Finavera Renewables Inc.	5,446	12,706
Total	133,890	408,743

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2008 and for the three and six month periods then ended
(expressed in Canadian dollars)

5. EXPLORATION PROPERTIES

	Uranium			Gold			Other
Six Months Ended	Slovakia	Slovakia	United	Slovakia	N. Ireland	USA	Gold,
March 31, 2008	Kuriskova	Other	States	Kremnica	Curraghinalt	Nevada	VMS	Total
	$	$	$	$	$	$	$	$

Balance, September 30, 2007	5,431,631	1,699,009	5,183,833	9,919,489	9,697,570	689,368	532,931	33,153,831

Acquisition costs	–	–	1,100,815	–	–	–	–	1,100,815
Exploration costs:
Licenses and permits	2,746	4,650	37,188	19,842	91,723	494	6,535	163,178
Mapping and surveying	54,255	21,835	25,605	(1,462)	–	–	–	100,233
Drilling and assays	2,202,231	815,113	477,368	642,736	168,463	6,738	–	4,312,649
Office and field work	18,469	18,336	23,979	84,638	37,707	–	–	183,129
Personnel, geological consulting and travel	214,310	75,248	517,540	327,630	169,613	25,075	–	1,329,416
Stock-based compensation	20,219	–	1,432	(91,262)	1,180	936	6,801	(60,694)
Public and government relations	–	–	–	–	–	–	–	–
Socio-environmental studies	70,288	38,798	–	183,139	–	–	–	292,225
Studies and evaluations	187,302	–	–	81,493	42,489	–	–	311,284
Total costs incurred	2,769,820	973,980	2,183,927	1,246,754	511,175	33,243	13,336	7,732,235
Exploration costs written-off	–	–	–	–	–	–	(344,317)	(344,317)
Balance, March 31, 2008	8,201,451	2,672,989	7,367,760	11,166,243	10,208,745	722,611	201,950	40,541,749

	Uranium			Gold			Other
13 Months Ended	Slovakia	Slovakia	United	Slovakia	N. Ireland	USA	Gold,
September 30, 2007	Kuriskova	Other	States	Kremnica	Curraghinalt	Nevada	VMS	Total
	$	$	$	$	$	$	$	$

Balance, August 31, 2007	1,760,032	54,977	1,127,590	6,679,954	6,526,120	147,111	284,306	16,580,090

Acquisition costs	–	–	28,077	–	1,407,850	–	38,853	1,474,780
Option income	–	–	–	–	–	–	(24,106)	(24,106)
Exploration costs:
Licence and permits	6,548	13,947	898,942	27,085	127,137	9,655	11,565	1,094,879
Mapping and surveying	604,337	587,796	83,681	2,721	11,597	10,027	6,931	1,307,090
Drilling and assays	2,298,291	749,028	845,226	875,572	833,670	227,924	151,514	5,981,225
Office and field	12,671	23,046	809	295,046	79,261	935	879	412,647
Personnel, geological consulting and travel	315,839	180,540	1,170,358	818,170	416,694	288,772	34,391	3,224,764
Stock–based compensation	124,155	–	39,420	302,056	152,904	4,944	28,470	651,949
Socio-environmental	178,541	65,098	–	328,410	5,671	–	–	577,720
Studies and evaluations	131,217	24,577	–	530,352	136,666	–	128	822,940
Asset retirement obligation cost	–	–	989,730	60,123	–	–	–	1,049,853
Total costs incurred	3,671,599	1,644,032	4,056,243	3,239,535	3,171,450	542,257	248,625	16,573,741
Balance, September 30, 2007	5,431,631	1,699,009	5,183,833	9,919,489	9,697,570	689,368	532,931	33,153,831

a)

Uranium - U.S.A. – In October 2007 the Company entered into an agreement to acquire 100 per cent ownership of its U.S. uranium properties from Sweetwater River Resources LLC (the "Sweetwater Buyout"). Prior to closing of the Sweetwater Buyout, the Company’s interests in the properties were held through its option agreement with Sweetwater. Closing of the acquisition occurred on February 29, 2008. Total Sweetwater Buyout consideration was $1,100,815. The Company paid $592,000 and US$50,000 of which $100,000 was placed in escrow and, in addition, the Company issued 340,000 shares to Sweetwater at a fair value of $1.35 per common share. The escrowed monies will be released to Sweetwater upon rectification of certain minor deficiencies in land tenure reports, which is expected to occur within three months. Pursuant to regulatory requirements, the common shares issued upon closing are subject to a four-month hold period.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2008 and for the three and six month periods then ended
(expressed in Canadian dollars)

5. EXPLORATION PROPERTIES (cont’d)

b)

Brehov Precious Metal and VMS Property, Slovakia – The Company decided to terminate its earn-in agreement and not to renew its Novosad exploration licence, which expires in June 2008. The Company’s focus is on uranium and gold properties. Deferred Brehov exploration costs of $344,317 were written-off in the three months ended December 31, 2007.

6. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance. The issued common shares are as follows:

	Six Months Ended		13 Months Ended
	March 31, 2008		September 30, 2007
	Shares	Amount	Shares	Amount
	#	$	#	$
Balance, beginning of period	121,982,858	107,058,860	111,931,263	95,333,346
Shares issued for cash and other:
Options	275,001	831,556	2,462,672	5,646,586
Warrants	–	–	7,088,923	4,678,928
Exploration properties	340,000	459,000	500,000	1,400,000
Balance, end of period	122,597,859	108,349,416	121,982,858	107,058,860

Shareholders’ rights plan

The directors of the Company approved the adoption of a shareholder rights plan, dated January 29, 2008, (the "Rights Plan") which was ratified by the Company’s shareholders on March 14, 2008. The Rights Plan is intended to ensure that all shareholders of the Companyare treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. The Rights Plan expires on March 14, 2009.

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2008 and for the three and six month periods then ended
(expressed in Canadian dollars)

7. CONTRIBUTED SURPLUS

	6 Months Ended	13 Months Ended
	March 31, 2008	September 30, 2007
	$	$

Balance, beginning of period	7,826,366	7,325,437
Stock-based compensation	628,399	3,465,518
Stock options and agents’ warrants exercised	(404,470)	(2,964,589)
Balance, end of period	8,050,295	7,826,366

8. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Six Months Ended	13 Months Ended
	March 31, 2008	September 30, 2007
	$	$

Balance, beginning of period	125,671	–
Adjustment for cumulative unrealized gains on available-for-sale investments at September 1, 2006	–	494,915
Reclassification adjustment for gains included in net loss	–	(5,344)
Unrealized losses on available-for-sale investments	(274,853)	(363,900)
Balance, end of period	(149,182)	125,671

9. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

		Weighted
		Average Exercise
		Price
	Options	$
Outstanding, September 30, 2007	6,671,666	1.94
Granted	1,992,500	1.18
Exercised	(275,001)	1.55
Forfeited	(69,999)	2.23
Outstanding, March 31, 2008	8,319,166	1.77

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2008 and for the three and six month periods then ended
(expressed in Canadian dollars)

9. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d)

As at March 31, 2008, the Company has stock options outstanding and exercisable as follows:

		Options Outstanding		Options Exercisable
		Weighted Average			Weighted
		Remaining	Weighted Average		Average
Range of	Outstanding	Contractual Life	Exercise Price	Outstanding	Exercise Price
Exercise Prices	#	(yrs)	$	#	$
$0.25 – 0.50	1,030,000	1.67	0.44	1,030,000	0.44
$1.16 – 1.50	4,025,833	3.90	1.32	1,950,000	1.45
$1.64 – 1.86	1,223,333	2.99	1.86	1,211,668	1.86
$2.02 – 3.76	2,040,000	3.97	3.29	1,210,338	3.25
	8,319,166	3.50	1.77	5,402,006	1.75

For purposes of the Black-Scholes calculations, the following weighted-average assumptions were used for the six months ended March 31, 2008:

	Employees and	Non-Employees
	Directors

Risk free interest rate	3.28%	3.45%
Expected dividend yield	0%	0%
Expected stock price volatility	87%	84%
Expected life of options	2.4 years	5.0 years
Weighted average per share fair value of options granted in the period	$0.61	$0.79

10. NON-CASH TRANSACTIONS

	Three Months Ended		Six Months Ended
	March 31,	February 28,	March 31,	February 28,
	2008	2007	2008	2007
	$	$	$	$

Stock-based compensation capitalized to exploration properties	8,035	49,223	(60,694)	484,296
Shares issued for exploration properties	459,000	1,400,000	459,000	1,400,000
Marketable securities for other receivables	–	35,888	–	35,888
Amortization capitalized to exploration properties	20,799	13,296	35,845	24,856

TOURNIGAN ENERGY Ltd. (a development stage company)
2008 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2008 and for the three and six month periods then ended
(expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS AND BALANCES

a) Transactions

	Three Months Ended		Six Months Ended
	March 31,	February 28,	March 31,	February 28,
	2008	2007	2008	2007
	$	$	$	$

Cost reimbursements from companies with common directors and/or officers	–	41,032	310,031	61,622
Legal fees to a law firm in which a director is a partner	71,453	15,481	85,453	19,027
Geological consulting fees paid to a company with common directors	19,478	7,010	48,849	7,010
Consulting fees to companies controlled by directors	8,375	7,903	16,167	22,903
Consulting fees to companies controlled by officers	–	8,000	–	26,000

In October 2007 the Company relocated its Vancouver head office from premises shared with a company related by way of common directors. This related company agreed to pay the Company $300,000 ($211,875 unpaid) for the Company’s office relocation costs, of which $157,775 has been accounted for as proceeds on disposal of property and equipment. This amount equalled the net book value of the property and equipment disposed with no gain or loss. The remaining $142,225 was included in the statement of loss.

Consulting fees were based on rates commensurate with the costs of obtaining employee or director services. Legal and geological consulting fees were billed at standard industry rates.

b) Balances

Accounts receivable, accounts payable and accrued liabilities include the following related party balances that are unsecured, without interest and payable on demand:

	March 31,	September 30,
	2008	2007
	$	$

Due from related parties	229,875	46,707
Due to related parties	117,167	251,623

12. SUBSEQUENT EVENTS

In May 2008, the Company issued 100,000 common shares upon exercise of stock options for proceeds of $25,000.